SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __ )

AMBIENT CORPORATION

  (Name of Issuer)

Common Stock, par value $.001

 (Title of Class of Securities)

02318N201

(CUSIP Number)

August 9, 2013

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act bu shall be subject to all other provisions of th Act (however, see the Notes).

(Continued on following page(s))

CUSIP No.	02318N201	13G

1. Names of Reporting Persons

B & W Equities, LLC

       I.R.S. Identification No. of Above Persons (entities only)

2. Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization

NY

Number of Shares	5. Sole Voting Power	1,279,848

Beneficially

Owned by Each	6. Shared Voting Power

Reporting Person

With	7. Sole Dispositive Power	1,279,848

	8. Shared Dispositive Power

9. Aggregate Amount Beneficially Owned by Each Reporting Person

1,279,848

10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11. Percent of Class Represented by Amount in Row 9

7.68%

12. Type of Reporting Person

OO

ITEM 1	(a)	NAME OF ISSUER

AMBIENT CORPORATION

	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

7 Wells Avenue
Newton, MA 02459

ITEM 2	(a)	NAME OF PERSON FILING

B&W Equities, LLC

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

4424 16th Avenue
Brooklyn, NY 11204

	(c)	CITIZENSHIP

NY

	(d)	TITLE OF CLASS OF SECURITIES

Common Stock, par value $.001

	(e)	CUSIP NUMBER

02318N201

ITEM 3		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act

	(b)	☐ Bank as defined in section 3(a)(6) of the Act

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

	(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________

ITEM 4	OWNERSHIP

(a)	Amount beneficially owned: 1,279,848

The 1,279,848 shares included in this filing (the “Shares”) are held by Double U Master Fund LP (451,902 shares; 2.71%) and Double U Trading Fund, Inc. (827,946 shares; 4.97%). B&W Equities, LLC, the Reporting Person, serves as the general partner of the master fund. B&W Equities, LLC, the Reporting Person, serves as the manager of Double U Trading Fund, Inc. Isaac Winehouse is the manager of B&W Equities, LLC and has ultimate responsibility of trading with respect to Double U Master Fund LP and Double U Trading Fund, Inc. and may be deemed to have voting and/or dispositive power with respect to the Shares. Mr. Winehouse disclaims any beneficial ownership of the Shares.

(b)	Percent of class: 7.68%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,279,848

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 1,279,848

(iv)	Shared power to dispose or to direct the disposition of:

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

ITEM 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2013

B&W EQUITIES, INC.

By:	/s/ Isaac Winehouse
Name: Isaac Winehouse
Title: Managing Member